MAG SILVER CORP.
(An exploration stage company)
Consolidated Interim Financial Statements (Unaudited)
For the nine month period ended Sept. 30, 2007

Filed: November 14, 2007

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG AMEX:MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	Sept. 30, 2007	Dec. 31, 2006
ASSETS	(unaudited)	(audited)

CURRENT
Cash and cash equivalents	$19,737,071	$3,506,930
Accounts receivable (Note 11)	718,725	273,035
Interest receivable	485,760	115,227
Prepaid expenses	55,892	40,965
TOTAL CURRENT ASSETS	20,997,448	3,936,157
EQUIPMENT AND LEASEHOLDS (Note 3)	23,152	31,332
MINERAL & SURFACE RIGHTS (Note 7)	8,420,300	5,504,137
DEFERRED EXPLORATION COSTS (Note 7 a)	13,843,440	9,458,932
TOTAL ASSETS	$43,284,340	$18,930,558

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,096,192	$350,368
Due to Peñoles (Note 7)	2,928,000	-
TOTAL LIABILITIES	4,024,192	350,368

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Sept. 30, 2007
- 43,526,396 common shares (December 31, 2006 -
37,928,610)	46,372,620	23,433,942
Contributed surplus (Note 5)	5,585,715	3,059,194
Deficit	(12,698,187)	(7,912,946)
TOTAL SHAREHOLDERS' EQUITY	39,260,148	18,580,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$43,284,340	$18,930,558

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

(Signed) Dan MacInnis
Dan MacInnis, Director

(Signed) R. Michael Jones
Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2007	2006	2007	2006

EXPENSES
Accounting and audit	$96,597	$23,048	$131,542	$127,107
Amortization	3,586	4,399	10,471	12,421
Bank charges and interest	513	288	1,832	1,444
Filing and transfer agent fees	58,504	5,223	136,893	33,109
Foreign exchange (gain) loss	(655)	4,949	16,358	22,737
Legal	24,597	8,797	153,978	65,415
Management and consulting fees	171,988	107,593	594,532	357,378
Non-resident corporation tax	-	-	-	8,370
Property investigation expense	44,591	-	44,591	-
Shareholder relations	54,624	76,889	293,531	203,479
Stock compensation expense	-	234,592	2,747,555	1,954,298
Telephone and office	86,112	68,942	279,596	276,901
Travel	22,026	84,740	151,750	149,705
	562,483	619,460	4,562,629	3,212,364
LOSS BEFORE THE FOLLOWING	(562,483)	(619,460)	(4,562,629)	(3,212,364)
INTEREST INCOME	211,108	48,664	527,665	164,186
MINERAL PROPERTY COSTS
WRITTEN OFF	-	-	(750,277)	-
NET LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	$(351,375)	$(570,796)	$(4,785,241)	$(3,048,178)

BASIC AND DILUTED
LOSS PER SHARE	$(0.01)	$(0.02)	$(0.12)	$(0.08)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	43,613,863	37,163,688	41,573,736	36,869,098

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity
Balance, December 31, 2005	36,191,648	20,812,185	-	-	-	915,979	(4,046,379)	17,681,785
Issued for cash (Note 4 (a))	245,716	577,433	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	85,043	204,431	-	-	-	-	-	204,431
Warrants exercised	944,503	1,275,079	-	-	-	-	-	1,275,079
Stock options exercised	461,700	564,814	-	-	-	(197,944)	-	366,870
Stock options granted	-	-	-	-	-	2,341,159	-	2,341,159
Net loss	-	-	-	-	-	-	(3,866,567)	(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-	-	-	3,059,194	(7,912,946)	18,580,190
Issued for cash (Note 4 (a))	2,760,000	18,681,498	-	-	-	-	-	18,681,498
Warrants exercised	2,646,986	3,629,656	-	-	-	-	-	3,629,656
Stock options exercised	315,300	627,524	-	-	-	(221,034)	-	406,490
Stock options granted	-	-	-	-	-	2,747,555	-	2,747,555
Net loss	-	-	-	-	-	-	(4,785,241)	(4,785,241)
Balance, September 30, 2007	43,650,896	$46,372,620	$-	-	$-	$5,585,715	$(12,698,187)	$39,260,148

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30
	2007	2006	2007	2006

OPERATING ACTIVITIES
Loss for the period	$(351,375)	$(570,796)	$(4,785,241)	$(3,048,178)
Items not involving cash:
Amortization	3,586	4,399	10,471	12,421
Mineral property costs written-off	-	-	750,277	-
Non-cash stock compensation expense	-	234,592	2,747,555	1,954,298

Changes in operating assets and liabilities
Accounts receivable	(213,744)	(104,644)	(445,690)	(174,099)
Interest receivable	(192,772)	(14,800)	(370,533)	(79,588)
Prepaid expenses	28,557	(78,920)	(14,927)	(70,838)
Accounts payable and accrued liabilities	(383,925)	(5,877)	(129,176)	77,132
	(1,109,673)	(536,046)	(2,237,264)	(1,328,852)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(642)	(2,353)	(2,291)	(8,238)
Mineral rights	(280,765)	(163,705)	(772,224)	(203,602)
Deferred exploration costs	(1,084,264)	(952,267)	(3,475,724)	(2,980,132)
	(1,365,671)	(1,118,325)	(4,250,239)	(3,191,972)

FINANCING ACTIVITIES
Issue of share capital	275,695	358,331	22,717,644	1,572,132
	275,695	358,331	22,717,644	1,572,132
(DECREASE) INCREASE IN CASH	(2,199,649)	(1,296,040)	16,230,141	(2,948,692)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	21,936,720	5,907,541	3,506,930	7,560,193
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$19,737,071	$4,611,501	$19,737,071	$4,611,501

NON CASH INVESTING AND FINANCING ACTIVITIES
Exploration expenditures financed by amount
due to Peñoles	$2,155,500	$-	$2,928,000	$-
Issue of shares in exchange for mineral property
option rights	$-	$149,431	$-	$149,431

See accompanying notes to the consolidated financial statements.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

1.           CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below.

(a)           Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated.  Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.  Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’

(a)           Principles of consolidation (continued)

expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation.  All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at June 30, 2007 is Minera Los Lagartos, S.A. de C.V. which holds several properties in Mexico.

(b)           Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)           Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)           Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable, accounts payable, accrued liabilities and amounts due to Peñoles reported in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(e)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.  The Company holds no asset backed commercial paper.

Details of cash and cash equivalents are as follows:

	Sept. 30, 2007	Dec. 31, 2006
Cash	$611,821	$406,930
Short-term deposits	19,125,250	3,100,000
	$19,737,071	$3,506,930

(f)           Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)           Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software                               30%
Field equipment                                                               30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

 (h)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(i)           Foreign exchange translation

The accounts of the Company’s foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

•	monetary assets and liabilities at the rate prevailing at the balance sheet date;

•	non-monetary assets and liabilities at historical rates; and

•	income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)           Stock-based compensation

The fair value of all stock-based compensation and other stock-based payments are estimated using the Black-Scholes option valuation model and are recorded in operations over their vesting periods.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The total compensation expense recognized in the statement of operations for share purchase options granted during the nine months ended September 30, 2007 amount to $2,747,555 (2006 - $1,954,298). Please refer to Note 4 (b) for a summary of stock options granted in the current year and the related valuation assumptions.

(k)           Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

Potentially dilutive securities totalling 4,796,000 for the nine months ended September 30, 2007 (3,422,500 and 1,373,500 shares arising from outstanding and exercisable stock options and share purchase warrants, respectively) and 5,920,487 shares for the nine months ended September 30, 2006 (2,842,500 and 3,077,987 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

(l)           Comprehensive Income

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3861, Financial Instrument Presentation and Disclosure and CICA Handbook Section 3855, Financial Instruments– Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.  The Company has adopted these standards prospectively.

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Restricted certificates of deposit are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.

(m)           Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2007.

3.           FIXED ASSETS AND LEASEHOLDS

		September 30,		December 31,
	2007			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Computer equipment
and software	$32,418	$19,500	$12,918	$14,377
Field equipment	34,806	24,572	10,234	13,205
Leasehold improvements	15,000	15,000	-	3,750
	$82,224	$59,072	$23,152	$31,332

4.           SHARE CAPITAL

(a)           Issued and outstanding

At September 30, 2007 there were 43,650,896 shares outstanding.

On February 14, 2007 the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. The Company paid 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $136,077.

On February 14, 2007 the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, and 15, 2008. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

4.           SHARE CAPITAL (Continued)

During the year ended December 31, 2006 the Company issued 85,043 common shares in connection with the acquisition of mineral properties at a fair value of $204,431. During the year 944,503 share purchase warrants were exercised for proceeds of $1,275,079 and 461,700 stock options were exercised for cash proceeds of $366,870.

On March 2, 2006 the Company closed a private placement by Industrias Peñoles S.A. de C.V. (“Peñoles”) which consisted of 245,716 common shares of MAG Silver Corp. at $2.35. This equates to an investment of $577,433 (US$500,000). See Note 7 (a)(ii).

 (b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.

           The following table summarizes options outstanding and exercisable at September 30, 2007:

	Number outstanding	Weighted average	Weighted
	and exercisable at	remaining	average
Exercise	Sept. 30,	contractual life	exercise
price	2007	(years)	price
$0.50	298,500	0.54	$0.50
0.70	210,000	0.61	0.70
0.75	18,000	2.85	0.75
1.00	60,000	3.17	1.00
1.06	825,000	2.30	1.06
1.14	37,500	3.01	1.14
3.00	650,000	3.35	3.00
3.56	15,000	3.47	3.56
4.04	173,500	3.50	4.04
2.00	50,000	3.71	2.00
2.46	145,000	3.81	2.46
3.12	25,000	3.92	3.12
5.36	535,000	4.20	5.36
7.56	85,000	4.32	7.56
8.80	200,000	4.40	8.80
9.40	45,000	4.50	9.40
14.70	50,000	4.84	14.70
	3,422,500	2.97	$2.96

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

4.           SHARE CAPITAL (Continued)

(b)	Stock options (continued)

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant.  The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted
	Sepember 30,	average	December 31,	average
	2007	exercise price	2006	exercise price
Balance outstanding,
beginning of year	3,352,800	$2.31	2,154,500	$0.84
Activity during the period
Options granted	385,000	9.37	1,670,000	3.81
Options cancelled	-	-	(10,000)	4.04
Options exercised	(315,300)	1.29	(461,700)	0.79
Balance outstanding,
end of period	3,422,500	$2.99	3,352,800	$2.31

During the nine months ended September 30, 2007 the Company granted 385,000 stock options, (September 30, 2006 – 1,130,000) The Company has recorded $2,747,555 (2006 - $1,954,298) of compensation expense relating to stock options vested to employees and consultants in the nine months ended September 30, 2007.

For the nine months ended September 30, 2007, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 84%, an annual risk free interest rate of 4.11% and expected lives of three years.

For the year ended December 31, 2006, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 86%, an annual risk free interest rate of 4.04% and expected lives of three years.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

4.           SHARE CAPITAL (Continued)

(c)           Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price

Balance at December 31, 2005	3,584,989	1.35
Exercised and converted into common shares	(944,503)	1.35
Balance at December 31, 2006	2,640,486	1.35
Issued in connection with issuance of common
shares	1,380,000	10.00
Exercised and converted into common shares	(2,646,986)	1.37
Balance at September 30, 2007	1,373,500	$10.00

The following table summarizes information about the warrants outstanding at September 30, 2007:

Exercise	Warrants
price	outstanding	Expiry date

10.00	1,373,500	February 14, 2008

5.           CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at December 31, 2005	915,979
Stock options granted during the year	2,341,159
Stock options exercised during the year	(197,944)
Balance at December 31, 2006	$3,059,194
Stock options granted during the period	$2,747,555
Stock options exercised during the period	(221,034)
Balance at September 30, 2007	$5,585,715

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

6.           INCOME TAXES

The recovery for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss principally due to the impact of non-deductible expenses and the recognition of a valuation allowance on the future tax benefit of losses incurred in the period.

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets at December 31, 2006 and 2005 are as follows:

	2006	2005

Canadian operating loss carryforwards	$1,442,594	$1,023,908
Mexican operating loss carryforwards	2,632,441	1,669,599
Canadian capital losses carried forward	39,125	41,649
Share issuance costs and other	131,638	192,478
Total future income tax assets	4,245,798	2,927,634
Less valuation allowance	(1,528,129)	(1,130,648)
Net future income tax assets	2,717,669	1,796,986
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(2,717,669)	(1,796,986)
Net future income tax assets	$-	$-

At December 31, 2006, the Company has Canadian non-capital loss carryforwards aggregating $4,654,000, expiring between 2006 and 2026, available to offset future taxable income and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

At December 31, 2006, the Company has Mexican tax loss carryforwards aggregating $9,077,382, expiring between 2012 and 2016, available to offset future taxable income.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

                                                         Nine Month Period ending September 30, 2007
		(Batopilas)			Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of year	$919,458	$1,422,672	$1,571,172	$174,376	$527,645	$432,061	$428,610	$28,143	$-	$5,504,137
Incurred during period	2,576,000	-	-	-	116,702	-	192,155	41,301	422,066	3,348,224
Less amounts written off	-	-	-	-	-	(432,061)	-	-	-	(432,061)
Balance, end of period	$3,495,458	$1,422,672	$1,571,172	$174,376	$644,347	$-	$620,765	$69,444	$422,066	$8,420,300

Deferred exploration costs
Camp costs	$10,555	$110,834	$-	$57,206	$2,159	$-	$30,782	$9,336	$1,470	$222,342
Drilling	271,040	470,823	-	996,804	-	-	318,843	256,859	-	2,314,369
Geochemical	7,040	57,304	-	33,442	-	-	26,221	-	-	124,007
Geological	102,285	366,664	7,088	143,266	22,251	-	110,659	26,111	18,724	797,048
Geophysical	36,536	113,502	48,361	240,615	202,939	875	52,295	35,256	-	730,379
Gov't fees and licenses	7,457	6,251	13,024	207,656	35,358	882	60,283	3,202	37,665	371,778
Site administration	2,037	26,740	1,180	15,406	394	-	8,071	1,817	147	55,792
Travel	2,517	40,093	-	11,198	9,863	-	13,771	3,522	-	80,964
Transport and shipping	-	1,398	683	2,283	-	1,681	-	-	-	6,045
	439,467	1,193,609	70,336	1,707,876	272,964	3,438	620,925	336,103	58,006	4,702,724
Bal., beginning of period	2,146,318	2,082,845	1,376,293	2,197,361	149,130	314,778	1,213,474	-	-	9,480,199
Less amounts written off	-	-	-	-	-	(318,216)	-	-	-	(318,216)
	$2,585,785	$3,276,454	$1,446,629	$3,905,237	$422,094	$-	$1,834,399	$336,103	$58,006	$13,864,707
Recoveries
Bal., beginning of year	(21,267)	-	-	-	-	-	-	-	-	(21,267)
Recoveries during period	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$2,564,518	$3,276,454	$1,446,629	$3,905,237	$422,094	$-	$1,834,399	$336,103	$58,006	$13,843,440

                                                          Three Month Period ending September 30, 2007

		(Batopilas)			Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Sello	Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of period	$1,363,958	$1,422,672	$1,571,172	$174,376	$555,451	$-	$428,610	$56,705	$435,091	$6,008,035
Incurred during period	2,131,500	-	-	-	88,896	-	192,155	12,739	(13,025)	2,412,265
Less amounts written off	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$3,495,458	$1,422,672	$1,571,172	$174,376	$644,347	$-	$620,765	$69,444	$422,066	$8,420,300
Deferred exploration costs
Camp costs	$1,988	$10,433	$-	$19,201	$1,490	$-	$23,716	$9,049	$1,470	$67,347
Drilling	271,040	112,972	-	505,337	-	-	315,099	256,859	-	1,461,307
Geochemical	7,040	6,440	-	21,591	-	-	231	-	-	35,302
Geological	52,668	64,786	1,388	46,227	16,014	-	84,754	23,899	3,086	292,822
Geophysical	31,279	5,209	(4,458)	135,123	3,720	-	8,538	34,254	-	213,665
Gov't fees and licenses	3,296	2,892	6,092	96,023	20,454	-	40,274	2,196	20,777	192,004
Site administration	301	5,611	164	5,486	305	-	7,212	1,788	147	21,014
Travel	169	4,461	-	4,123	1,169	-	12,386	3,522	-	25,830
Transport and shipping	-	317	-	1,656	-	-	-	-	-	1,973
	367,781	213,121	3,186	834,767	43,152	-	492,210	331,567	25,480	2,311,264
Bal., beginning of period	2,196,737	3,063,333	1,443,443	3,070,470	378,942	-	1,342,189	4,536	32,526	11,532,176
Less amounts written off	-	-	-	-	-	-	-	-	-	-
	$2,564,518	$3,276,454	$1,446,629	$3,905,237	$422,094	$-	$1,834,399	$336,103	$58,006	$13,843,440
Recoveries
Bal., beginning of year	-	-	-	-	-	-	-	-	-	-
Recoveries during period	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$2,564,518	$3,276,454	$1,446,629	$3,905,237	$422,094	$-	$1,834,399	$336,103	$58,006	$13,843,440

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)           Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. (“Lagartos”), acquired a 100% interest in a 7,679 hectare exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. On April 4, 2005 the Company announced the signing of a binding letter of agreement for the establishment of an exploration Joint Venture on the concession with Industrias Peñoles, S.A. de C.V. (“Peñoles”).  A formal agreement was later signed with an anniversary date of July 1, 2005 (the “Formal Agreement”).

The principal features of the agreement are:

(i)
Peñoles acquired a right to earn a 56% interest in the Juanicipio property upon completion of exploration expenditures of US $5.0 million on or before the end of year four of the agreement.  The Company will retain a 44% interest in the property.  During the quarter ended June 30, 2007 the expenditure requirement was completed by Peñoles.  To September 30, 2007 Peñoles had spent approximately US $10.91 million on qualified expenditures for the property, including the completion of 29,000 metres of diamond drilling, and the payment of US $6.68 million for the purchase of surface rights over portions of the property.  At September 30, 2007 the Company has recorded an obligation of US $2,928,000 (C$2,928,000) payable to Peñoles for the Company’s 44% share of expenditures in excess of US $5.0 million.

(ii)
On signing of the agreement Peñoles subscribed for a required US$500,000 private placement for a total of 621,577 shares of the Company at a price of C$0.967 per share.  Later, on March 2, 2006, Peñoles subscribed for a second required US$500,000 private placement for a total of 245,716 MAG shares, at a price of C$2.35 per share.

(iii)
Peñoles and MAG will now participate in the project as a joint venture and will participate in programs and expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as the operator of the project and will present programs to the project management team for joint approval going forward.  At the time of writing a new company is in process of being incorporated to hold and operate the Juanicipio property subject to a shareholders agreement being written and executed which will reflect the original spirit, terms and conditions of the Formal Agreement.  The Company will transfer its interest in the property to this new company once it is incorporated.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)           Don Fippi Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To September 30, 2007 the Company has incurred $3,276,454 in exploration costs on the property.

(c)           Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To September 30, 2007 the Company has incurred $1,446,629 in exploration costs on the property.

(d)           Lagartos Property

The Company has acquired an exploration concession on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To September 30, 2007 the Company has incurred $3,905,237 in exploration costs on the property.

(e)           Sierra Ramirez Property

On December 14, 2003 the Company entered into an option agreement to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the option agreement, the Company was obligated to:

(i)	make scheduled payments totalling US$1,505,000 plus applicable value added tax by December 14, 2008;

(ii)	incur exploration expenditures totalling US$250,000 by July 26, 2009; and

(iii)	issue a finder’s fee of 25,000 common shares of the Company (all are issued).

During the period ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the above referenced option agreement. Under the amended terms, the Company will issue Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company (issued) and make scheduled cash payments totalling US$1,300,000 (of which US$100,000 has been paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company. Under the amended terms all exploration work commitments were also eliminated. To September 30, 2007 the Company has incurred $422,094 in exploration costs on the property.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(f)           Adargas Property

On February 14, 2004 the Company entered into an option agreement to acquire a 100% interest in the Adargas property (the “Adargas Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments and incur certain exploration expenditures. To June 30, 2007  the Company paid US$125,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately US$260,000 in exploration costs. During the period ended June 30, 2007 the Company terminated its option agreement, and consequently, total deferred costs of $750,277 were written-off.

 (g)           Cinco de Mayo Property

On February 26, 2004 the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US $1,000,000 and incur certain exploration expenditures totalling US$1,000,000 by July 26, 2009. To September 30, 2007 the Company paid US$300,000 in cash, issued 165,670 common shares at a value of $266,630 and completed approximately US$1,690,000 in exploration costs.

(h)	Sello Property

On December 8, 2006 the Company has entered into a letter of intent agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period (of which US$25,000 has been paid to September 30, 2007). During the current period the Company entered into a letter of intent agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year (of which US$37,500 has been paid to September 30, 2007).

(i)           Other Properties

In the period ending September 30, 2007 the Company optioned some exploration concessions on mining claims for a cost of US$422,066 plus applicable value added tax.

8.           SEGMENTED INFORMATION

The Company operates in one segment being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

9.           RELATED PARTY TRANSACTIONS

For the three and nine month ended September 30, 2007 the Company’s president received $38,532 and $165,596 in compensation for management services (2006 - $32,700 and $98,100).

For the three and nine months ended September 30, 2007 a private company controlled by an officer of the Company received $30,960 and $132,880 in compensation for consulting services (2006 - $29,760 and $113,760).

The Company paid non-executive directors fees of $96,750 to five non-executive directors during the nine months ended September 30, 2007 (2006 - $Nil).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended September 30, 2007 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $102,223 (2006 - $90,194) and exploration costs totaling $909,631 (2006 - $818,634) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with a common director and common officer. During the three and nine months ended September 30, 2007 the Company accrued or paid Platinum Group Metals Ltd. $34,110 and $102,305 under the common service agreement (2006 - $35,193 and $102,961).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the three and nine months ended September 30, 2007 the Company accrued or paid Anthem $ 20,478 and $51,645 under the office lease agreement (2006 - $15,583 and $46,750).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

10.           CONTINGENCIES AND COMMITMENTS

There are no contingencies or commitments at this time.

11.           ACCOUNTS RECEIVABLE

	Sept. 30, 2007	Dec. 31, 2006

Goods and services tax recoverable	$34,488	$19,949
Mexican value added tax ("IVA") recoverable	684,237	251,919
Other	-	1,167
	$718,725	$273,035

        MAG SILVER CORP.

        (An exploration stage company)

        Notes to the Consolidated Financial Statements

12.           SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

(a)	The Company issued 50,000 common shares at $7.56 on the exercise of stock options, and 68,000 common shares at $10.00 on the exercise of warrants for proceeds of $1,058,000;

(b)	The Company granted 25,000 stock options at $13.75 and 425,000 at $14.15 for a period of five years expiring on October 9, 2012 and October 15, 2012 respectively.

(c)
A new company, to be named Minera Juanicipio, now being established to own and operate the Juanicipio Joint Venture. The process to formalize and register the company is in progress.  MAG and Peñoles will be joint owners (through 100% owned subsidiaries) of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest in Minera Juanicipio.  The terms and conditions of a shareholders agreement governing the operation of Minera Juanicipio were established as part of the original Juanicipio Agreement between MAG and Peñoles.

(d)
On November 6, 2007 the Company entered into an agreement with a syndicate of underwriters whereby the underwriters would purchase 3.0 million common shares of the Company at a price of $15.50 per share on a bought deal private placement basis for gross proceeds of $46.5 million.  A 5% commission on gross proceeds was payable to the underwriters.  The placement was scheduled to close on or about November 27, 2007.